

SECURITIES AND EXCHANGE COMMISSION 05042606





OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR 2 7 2005

SEC FILE NUMBER
8- 44663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ShiELDS Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

WALTHAM Woods Corporate Center
890 WINTER ST. (No. and Street)
WALTHAM MA 02451

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JANICE L. Shields MANAGING Director 781.890.7033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Thomas C. Valorie & Company (CPA'S) (Lisa Roche CPA)
(Name – *if individual, state last, first, middle name*)

253 Main St. Milford MA 01757
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas J. Shields, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHIELDS Securities Inc., as of December 31, 2004, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas J. Shields
Signature

President
Title

Richard W Newman
Notary Public



RICHARD W. NEWMAN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires August 01, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. NA
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thomas C. Valorie & Company
Certified Public Accountants
A Professional Corporation

253 Main Street
Milford, Massachusetts 01757
Tel (508) 478-3000
Fax (508) 473-8391

Thomas C. Valorie, C.P.A.
Lisa A. Roche, C.P.A.

February 8, 2005

To the Directors of
Shields Securities, Inc.

We have prepared the following net capital reconciliation for Shields Securities, Inc. as of December 31, 2004 as pursuant to code section 15c3-3 of the Securities Exchange Commission.

Common stock, .01 par; 200,000 shares authorized 10,000 share issued and outstanding	10,000
Retained earnings	14,257
Subtotal	24,257
Less disallowed assets:	
Haircuts	(0)
Net capital reconciled	$ 24,257

Respectfully submitted,

Thomas C. Valorie, CPA, P.C.

Thomas C. Valorie, CPA, P.C.

(2)

Retained earnings per Shields Securities, Inc. as of 12/31/04 before audit results.	$ 15,671
Off-setting adjustments to Owner's Equity from audit results:	(1,414)
Retained earnings as of 12/31/04 after audit results.	14,257
Common Stock	10,000
Subtotal	24,257
Less disallowed assets: Haircuts	(0)
Net capital reconciled	$ 24,257

(3)

Thomas C. Valorie & Company
Certified Public Accountants
A Professional Corporation

253 Main Street
Milford, Massachusetts 01757
Tel (508) 478-3000
Fax (508) 473-8321

Thomas C. Valorie, C.P.A.
Lisa A. Roche, C.P.A.

February 8, 2005

Securities & Exchange Commission
450 5th Street, NW
Washington, DC 20459

Ladies and Gentlemen:

(H) Shields Securities, Inc., has no reserve requirements pursuant to Rule 15c3-3.

Respectfully submitted,

Thomas C. Valorie, CPA, P.C.

Thomas C. Valorie, CPA, P.C.

(9)

Thomas C. Valorie & Company

Certified Public Accountants

A Professional Corporation

253 Main Street
Milford, Massachusetts 01757
Tel (508) 478-3000
Fax (508) 473-8391

Thomas C. Valorie, C.P.A.
Lisa A. Roche, C.P.A.

February 8, 2005

Shields Securities, Inc.
890 Winter Street
Waltham, MA 02451

We have made a study and evaluation of the system of internal accounting control of Shields Securities, Inc. in effect at December 31, 2004. Our study and evaluation was conducted in accordance with standards established by the American Institute of Certified Public Accountants.

The management of Shields Securities, Inc. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

(4)

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure as of December 31, 2004 or since the previously audited financial statements of December 31, 2003 dated February 5, 2004 that we consider to be material weaknesses as defined above.

Thomas C. Valorie, CPA, P.C.